SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	Level 33, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_  Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	7 June 2016

Rio Tinto launches new cash tender offers for up to $3 billion of its 2018, 2020, 2021 and 2022 notes

99.2	13 June 2016	Rio Tinto prices Any and All Offer

99.3	14 June 2016	Rio Tinto to purchase $1.747 billion debt under Any and All Offer

99.4	21 June 2016	Rio Tinto to reduce gross debt by $3 billion through its June tender offers

99.5	21 June 2016	Rio Tinto unveils new organisational structure and executive team to drive performance

99.6	21 June 2016	Rio Tinto prices Maximum Tender

99.7	28 June 2016	Taxes paid report: Rio Tinto paid $4.5 billion in taxes and royalties in 2015

99.8	30 June 2016	Bougainville Copper Limited shareholding

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc

Rio Tinto Limited

(Registrant)	(Registrant)

By /s/ Eleanor Evans	By /s/ Eleanor Evans
Name Eleanor Evans	Name Eleanor Evans
Title Company Secretary	Title Joint Company Secretary

Date 5 July 2016	5 July 2016